Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

August 1, 2013

133213.010100

Via Edgar

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Playbutton Corporation. Registration Statement on Form S-1 Filed May 15, 2013 File No. 333-188611

Dear Mr. Spirgel:

On behalf of our client, Playbutton Corporation, a Delaware corporation (the “Company”), we are responding to the staff’s comment letter to Adam Tichauer, Chief Executive Officer of the Company, dated July 15, 2013. A responsive pre-effective Amendment No. 2 (the “Amendment”) to the above-referenced registration statement on Form S-1 (“Registration Statement”) has been filed concurrently herewith via Edgar.

The Company’s responses to the staff’s comment letter dated July 15, 2013 are set forth below and numbered in a manner that corresponds to the order of the comments contained in the staff’s letter.

1. Please be advised that the terms of the private placement pursuant to which the selling stockholders received their shares are described in the fourth paragraph on page 8 and the second paragraph on page 9 of the prospectus. The fifth paragraph on page 8 of the prospectus has been added for purposes of describing the intended use of the net proceeds of the placement.

2. The third paragraph on the cover page, and elsewhere throughout the prospectus as appropriate, has been revised as requested.

3. The requested disclosure has been added on page 10 of the prospectus.

4. The term “super currency” has been deleted from the prospectus.

5. The requested disclosure has been provided in the last paragraph on page 15 and the sixth paragraph of page19 of the prospectus.

6. The requested disclosure concerning unit sales has been provided in the third paragraph of page 16 and the first paragraph on page 18 of the prospectus. The requested disclosure concerning sales activity in Europe has been provided in the fourth paragraph of page 22 of the prospectus.

The Company has endeavored to fully respond to the staff's comments set forth in its letter dated July 15, 2013. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue

Enclosure

cc:    Playbutton Corporation

Li and Company, PC

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